Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: June 17, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On June 17, 2026, the following article was published online by PR Newswire (www.prnewswire.com):

_____________________________________________________________________________________________

Fusion Was Always "Twenty Years Away." One Company Is Betting the Wait Is Over -- and Taking It Public.

Issued on behalf of General Fusion Inc.

As AI and electrification send power demand soaring, the race to commercialize fusion has collided with the public markets — and the company TIME just ranked the World's Top GreenTech company is heading for the Nasdaq.

NEW YORK, June 17, 2026 /PRNewswire/ -- USA News Group News Commentary — For half a century, commercial fusion energy has carried a punchline: it is always "twenty years away." The physics is the closest thing humanity has to a perfect energy source — the reaction that powers the sun, fueled by hydrogen, producing no carbon emissions and no long-lived radioactive waste — but turning it into electricity on the grid has defeated generations of scientists and cost billions of dollars. What is changing now is not just the science. It is the timing, the money, and the markets. Electricity demand is surging, capital is flooding toward next-generation energy, and for the first time investors are being offered a way to own a fusion pure-play on a public exchange.

At the center of that shift is General Fusion Inc., a Vancouver-based company that has spent more than two decades chasing practical fusion — and which, on June 9, 2026, was ranked number one on TIME's list of the World's Top GreenTech Companies of 2026. The recognition landed at a pivotal moment: General Fusion is advancing toward becoming the first publicly traded pure-play fusion company through a proposed business combination with Spring Valley Acquisition Corp. III (NASDAQ: SVAC), a transaction expected to list the combined company on the Nasdaq under the ticker "GFUZ."

Key Takeaways

•	General Fusion was ranked the world's #1 GreenTech company of 2026 by TIME (in partnership with Statista), topping a list of 250 companies with a score of 96.68 — recognition for its innovation in fusion-energy.

•	The company is planning to go public via a proposed business combination with Spring Valley Acquisition Corp. III (NASDAQ: SVAC), with the combined company expected to trade on the Nasdaq under the ticker "GFUZ" — positioning it, by the company's account, as the first publicly traded pure-play fusion company.

•	The deal implies an approximately US$1 billion pro-forma equity value, including a roughly US$108 million committed and oversubscribed PIPE plus up to US$230 million of SVAC trust capital (assuming no redemptions), and is targeted to close in mid-2026, subject to shareholder and regulatory approvals.

•	General Fusion's Magnetized Target Fusion ("MTF") approach is designed to avoid the superconducting magnets and high-powered lasers other approaches rely on — and its world-first Lawson Machine 26 ("LM26") demonstration machine has been operating since early 2025.

•	The move arrives as a wave of next-generation energy names — including NuScale Power, Oklo, NANO Nuclear Energy, and Centrus Energy — draw surging investor attention amid AI-driven electricity demand.

Why Fusion's Moment May Finally Be Arriving

The backdrop to all of this is a once-in-a-generation surge in electricity demand. The International Energy Agency has projected global electricity demand could grow on the order of 40% to 50% by 2035, driven by artificial-intelligence data centers, broad electrification, and industrial growth. That is not a gentle increase; it is a structural step-change that is forcing utilities, governments, and technology giants to hunt for new sources of firm, clean, baseload power — the kind that runs day and night regardless of weather.

Fusion is the ultimate prize in that search. Unlike conventional nuclear fission, it does not rely on splitting heavy atoms and does not produce the same long-lived radioactive waste; unlike wind and solar, it is not intermittent. The catch has always been that achieving and sustaining the conditions for fusion — and doing it at a cost that makes economic sense — is extraordinarily hard. That difficulty is exactly why a company that can credibly claim progress, and pair it with capital, stands out. The collision of soaring demand and abundant capital has pulled next-generation energy toward the public markets and opened the door even to pre-revenue developers.

What Sets General Fusion's Approach Apart

Most of the fusion approaches that make headlines fall into two camps: massive tokamaks that use powerful superconducting magnets to confine superheated plasma, or laser-driven systems that implode tiny fuel pellets. Both are scientifically remarkable and both are extraordinarily expensive and complex. General Fusion is pursuing a different path called Magnetized Target Fusion, or MTF, which is designed to achieve fusion without relying on either banks of high-powered lasers or large superconducting magnets — instead using mechanical compression of magnetized plasma in a way the company argues can be built with more conventional, durable materials and at lower cost.

The company's central proof point is hardware, not just theory. In early 2025, General Fusion announced that it had designed, built, and begun operating its world-first MTF demonstration machine —LM26 — in under two years. The LM26 program is intended to pursue a series of key technical milestones on the road toward demonstrating the physics required for a commercially relevant fusion system. The company describes its broader objective as commercializing fusion on a practical timeline, with commercial operations referenced in public reporting around the mid-2030s. None of that guarantees success — fusion remains one of the hardest engineering challenges in the world — but visible, operating hardware is precisely the kind of evidence that separates a credible developer from a slide deck.

The Public-Markets Path: A US$1 Billion Bet

What makes this a market story and not just a science story is the deal. In January 2026, General Fusion entered into a definitive business combination agreement with Spring Valley Acquisition Corp. III (NASDAQ: SVAC), a special-purpose acquisition company focused on power infrastructure and decarbonization. The transaction implies an approximately US$1 billion pro-forma equity value, inclusive of roughly US$108 million from a committed and oversubscribed PIPE financing and up to US$230 million of Spring Valley Acquisition Corp. III's trust capital, assuming no redemptions. Spring Valley set a record date of June 12, 2026, and a meeting date of July 6, 2026, for its extraordinary general meeting of shareholders. If the Spring Valley and General Fusion securityholders vote to approve the proposed business combination, the transaction is expected to close shortly thereafter, subject to the satisfaction of customary closing conditions.

There is a notable pedigree on the sponsor side. The Spring Valley team has, by its own account, raised roughly US$920 million across four IPOs over five years and played roles in creating numerous publicly traded companies — and one of the Spring Valley vehicles previously completed the business combination that took small-modular-reactor developer NuScale Power Corporation public. That history places the General Fusion transaction in a recognizable clean-energy SPAC lineage. Investors should weigh that pedigree against the inherent risks of any pre-revenue, pre-commercialization business going public through a SPAC — a structure where outcomes depend on closing conditions, redemptions, financing, and a long road of technical execution still ahead.

The Next-Generation Energy Names Investors Are Watching

General Fusion would be a genuine rarity as a publicly traded pure-play fusion company — there are almost no direct listed comparisons, which is part of the appeal and part of the risk. In practice, the market tends to group fusion with the broader advanced-nuclear and next-generation energy trade, where a handful of public names serve as liquid proxies for investor enthusiasm. The following peer comparisons are provided for illustrative and contextual purposes only; these companies pursue different technologies, are at different stages, and several are far larger and more established than a pre-revenue fusion developer. Investors should not assume that General Fusion will achieve comparable results, valuations, or outcomes.

NuScale Power Corporation (NYSE: SMR) is the most directly relevant reference point — and not only because it is one of the best-known public proxies for next-generation nuclear. NuScale was itself taken public through an earlier Spring Valley business combination, the same sponsor family now behind the General Fusion transaction. As the small-modular-reactor developer with a U.S. Nuclear Regulatory Commission-approved design, NuScale reported roughly US$1 billion in liquidity in early 2026 and continued progress on large U.S. deployment programs, illustrating both the opportunity and the patience required in advanced nuclear.

Oklo Inc. (NYSE: OKLO) has become one of the most visible publicly traded advanced-nuclear names, pursuing compact fast-reactor designs and working through the U.S. Nuclear Regulatory Commission licensing process with ambitions to bring a commercial unit online later this decade. Backed by prominent technology investors, Oklo has been a focal point of the new-nuclear conversation and a barometer for how aggressively the market is willing to value pre-revenue energy developers with long commercialization timelines.

NANO Nuclear Energy Inc. (NASDAQ: NNE) rounds out the advanced-reactor cohort as a closely watched microreactor and advanced-fission developer. As an earlier-stage, smaller-capitalization name riding the same nuclear-renaissance tailwinds, NANO Nuclear illustrates the breadth of investor appetite across the advanced-energy spectrum — from established designs down to emerging developers — and the volatility that tends to come with it.

Centrus Energy Corp. (NYSE: LEU) approaches the theme from the fuel-supply side, producing and seeking to expand domestic enrichment capacity — including the high-assay low-enriched uranium (HALEU) that many advanced reactors will require. As a "picks-and-shovels" play on the nuclear build-out, Centrus underscores that the next-generation energy opportunity spans not just reactor and fusion developers but the entire supply chain feeding them. These companies are referenced to illustrate the sector and do not imply any partnership, endorsement, affiliation, or comparable financial performance.

What to Watch From Here

For investors tracking the story, the near-term markers are clear. The defining events are the closing of the proposed business combination, targeted for mid-2026 and subject to shareholder and regulatory approvals, the effectiveness of the registration statement, and the level of SVAC shareholder redemptions — all of which affect how much capital ultimately reaches the combined company. Beyond the deal, the technical milestones of the LM26 program are the substance behind the story; progress there is what would validate the company's claim that practical fusion is closer than the decades-old punchline suggests.

It is essential to keep the risks in full view. General Fusion is a pre-revenue, pre-commercialization company pursuing one of the hardest goals in science, on a timeline that stretches years into the future. A SPAC combination carries its own set of uncertainties, from closing conditions to financing to post-listing volatility. But the convergence is undeniably striking: a company with two decades of work and operating hardware, a top global greentech ranking, a roughly US$1 billion public-markets transaction, and a wave of capital chasing the clean, firm power that an AI-hungry world increasingly demands. Whether or not fusion finally beats its thirty-year reputation, General Fusion has put itself — and soon, public investors — at the center of the attempt.

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CONTACT:

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SOURCES:

[1] General Fusion Inc. — "General Fusion Named World's Top GreenTech Company of 2026 by TIME" (GlobeNewswire, June 9, 2026; TIME #1 ranking, CEO Greg Twinney quote, LM26, SVAC combination):
https://www.globenewswire.com/news-release/2026/06/09/3309349/0/en/General-Fusion-Named-World-s-Top-GreenTech-Company-of-2026-by-TIME.html

[2] General Fusion Inc. / Spring Valley Acquisition Corp. III — "General Fusion to Become First Publicly Traded Pure-Play Fusion Company…" (GlobeNewswire, Jan 22, 2026; ~US$1B equity value, US$105M PIPE, US$230M trust, mid-2026 close, GFUZ ticker):
https://www.globenewswire.com/news-release/2026/01/22/3223682/0/en/General-Fusion-to-Become-First-Publicly-Traded-Pure-Play-Fusion-Company-Through-Business-Combination-with-Spring-Valley-Acquisition-Corp-III.html

[3] TIME — "World's Top GreenTech Companies of 2026" (June 9, 2026; General Fusion ranked no. 1, MTF description):
https://time.com/article/2026/06/09/world-top-greentech-companies-2026/

[4] Spring Valley Acquisition Corp. III — SEC Form 425 / business-combination disclosures (NewCo amalgamation, redomicile to British Columbia, Nasdaq listing, LM26 funding):
https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0002074850&type=425

[5] PR Newswire / Equity Insider — "The $1 Billion Bet to Take Fusion Public" (June 3, 2026; IEA electricity-demand projection; peer names SMR, OKLO, LEU, NNE):
https://www.prnewswire.com/news-releases/the-1-billion-bet-to-take-fusion-public-302790359.html

Disclaimer:

This article is a paid digital media distribution and is for informational purposes only. It is not financial, investment, or trading advice, and is neither an offer nor a recommendation to buy or sell any security. Readers should conduct their own due diligence and consult a licensed financial advisor before making investment decisions. We hold no investment licenses and are thus neither licensed nor qualified to provide investment advice, nor are we licensed under U.S. or Canadian securities laws. The content in this report or email is not provided to any individual with a view toward their individual circumstances. Nothing in this publication should be considered as personalized financial advice, and no communication by our employees to you should be deemed as personalized financial advice. While all information is believed to be reliable, it is not guaranteed by us to be accurate. Individuals should assume that all information contained in our newsletter is not trustworthy unless verified by their own independent research. Also, because events and circumstances frequently do not occur as expected, there will likely be differences between any predictions and actual results. Always consult a licensed investment professional before making any investment decision. Be extremely careful, investing in securities carries a high degree of risk; you may likely lose some or all of the investment.

USA News Group is a wholly-owned subsidiary of Market IQ Media Group, Inc. ("MIQ"). This article is being distributed by USA News Group on behalf of MIQ. MIQ, in turn, has been paid a fee for advertising and digital media by Creative Direct Marketing Group ("CDMG"). CDMG has been retained by General Fusion, pursuant to a services agreement, to provide various marketing and advertising services for an aggregate fee. This article was prepared and published pursuant to that services agreement. This compensation constitutes a conflict of interest as to our ability to remain objective in our communication regarding the profiled company. Because of this conflict, individuals are strongly encouraged to not use this article or email as the basis for any investment decision. MIQ does not own shares of General Fusion Inc. or Spring Valley Acquisition Corp. III (NASDAQ: "SVAC") but reserves the right to buy and sell shares of the company at any time. We also expect further compensation as an ongoing digital media effort to increase visibility for the company. This disclaimer serves as notice that all material disseminated by MIQ has been reviewed and approved on behalf of General Fusion Inc. by CDMG; this is a paid digital media distribution. Eagle Eye is a free investor-signal research tool owned and operated by MIQ; references to it in this article are promotion of an MIQ product, not independent endorsement, and Eagle Eye does not provide investment advice.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," "preliminary," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC, General Fusion Inc.'s ("General Fusion"), or their respective management teams' expectations concerning General Fusion's plan to go public through a business combination with SVAC (the transactions contemplated by the business combination, collectively, the "Proposed Business Combination") and expected benefits or timing thereof; the outlook for General Fusion's business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion's LM26 program; the ability to execute General Fusion's strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC's securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the business combination agreement, dated January 21, 2026, among General Fusion, SVAC, and the other party thereto (the "Business Combination Agreement") by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion's business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC's securities or to meet listing requirements and maintain the listing of the combined company's securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company's securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion's research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion's ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the "PIPE Financing") may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the "Risk Factors" section of SVAC's final prospectus for its initial public offering, which was filed with the SEC on September 4, 2025 (the "Final Prospectus"); the risks described in the joint registration statement on Form F-4 filed by General Fusion and SVAC, as amended (the "Registration Statement"), or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026,or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC's public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to SVAC's securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC's solicitation of proxies for the vote by SVAC's shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC  filed the definitive Proxy Statement (the "Proxy Statement") with the SEC. On June 15, 2026, SVAC  commenced mailing copies of the Proxy Statement to SVAC's shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC's website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC's shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC's directors and executive officers, please refer to the Final Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC's shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a "solicitation" as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

***

The following is a transcript of a presentation featuring General Fusion’s Chief Strategy Officer, Megan Wilson, given at Canaccord Genuity’s Nuclear Nexus Conference on May 13, 2026:

Speakers:

George Gianarikas – Analyst, Canaccord Genuity

Megan Wilson – Chief Strategy Officer, General Fusion

George Gianarikas 0:00: Next up, we have General Fusion with us. So from the company, we have Megan Wilson, Chief Strategy Officer. General Fusion is a Canadian company utilizing steam-powered pistons to compress plasma and achieve clean energy through Magnetized Target Fusion. Megan, please go ahead.

Megan Wilson 0:17: Thank you and thanks to the Canaccord team to putting this together. It's our first time, I think, at this – well, it's the inaugural event, so it has to be our first time, but I think our first time here. And I appreciate the opportunity to tell you our story. And I tend to walk around, so let me know if you can't hear me. I think this works.

But first, let me introduce myself. My name is Megan Wilson. I'm General Fusion's Chief Strategy Officer. I have been with General Fusion for four years now, but I am an engineer by training. My background is in nuclear power. I started out as, I'm sure there's someone else in this room, as a U.S. Navy nuclear naval officer, so operating fission reactors at sea for several years. And then before General Fusion, I spent just short of 15 years at the Babcock and Wilcox Company working on defense nuclear and commercial nuclear and small modular reactors and – for the company that's now called BWXT. And then spent some time at B&W in M&A and public company investor relations and strategy, all related to clean tech, growth and demonstration. But at the heart of it, I am – I say this all the time, I am a fission geek. And I have been a fusion skeptic for most of my career. And General Fusion is the first and only company that has convinced me that practical fusion power is possible. So that is why I'm here. I'll explain that more as I tick through this presentation. But beyond that, I am responsible for our long-term strategy development, working with our technology team, as well as all of our external relations, including strategic partnerships.

Now, I'm going to show you some legal disclaimers. And these are long because, as you may or may not know, this past January we announced a business combination agreement with a Spring Valley SPAC to take General Fusion to the public markets. We filed our registration statement in February and are working through that process to ultimately aim to be the first publicly traded pure-play fusion company in the world sometime the middle of this year. You can read these at your leisure.

But just to talk a little bit about the General Fusion value proposition and why we're here and why we think this is the right time, I think all of us in this room know there is a huge demand for clean, reliable, affordable baseload power. At General Fusion, we are focused on an engineering approach to fusion. That means pursuing fusion in a practical way that translates to a power plant. We have spent the last 20 years building real fusion machines, getting real results, demonstrating Magnetized Target Fusion works, and working on scaling up, which has all built a huge portfolio of proprietary IP and patents and made us one of only four fusion companies in the world with real meaningful peer-reviewed, with public scrutiny fusion results.

Today, we are operating a machine called LM26, I'll talk about it, that underpins our next really transformative milestones and aligns very nicely with our entry into the public markets. And we are doing this with a really wonderful ecosystem of partners, collaborators, and potential early adopters who support our path to commercialization as well as investors and government support over the last 20 years, we have raised more than US$400 million, about a quarter of that coming from government, particularly the Canadian government, and with a really incredible team that is driving fusion forward with purpose.

So a little bit more on the company, and then we’ll get a little more technical after we talk about the market. We are headquartered in Vancouver. So if you like Whistler, we’d love to have you. We are right at the end of the runway, about a five-minute drive, very easy to get there and then go skiing. So come on by. We’ve got about 120 employees, very loyal, committed employees, mostly technical experts. But we work with a number of partners to leverage each one of these highly skilled, highly technical experts into the broad ecosystem of subject matter experts around the world.

What I really want to highlight here is our currently operating demonstration machine, which I’ll talk about more, and our facility in Vancouver, which is a state-of-the-art 100,000-square-foot facility that is licensed by the Canadian equivalent of the NRC, the CNSC, to have been constructed and to operate. So we are familiar with the regulatory process, and I can touch a bit more on that as well.

But first, as I mentioned before, at General Fusion, we believe in real results. And I will not go through all of these, but if you have an opportunity to visit, you will have a chance to see every single one of these machines. We believe in building machines, learning from them, getting results, optimizing, breaking risk down into bite-sized but meaningful chunks, and then building the next machine to build upon those results. And that is what we have done for the last 20 years. So where we are today is towards the end of this path to a commercial plant, operating our current demonstration machine, which ultimately aims to have our first-of-a-kind plant producing energy at commercial scale in the mid-2030s, around 2035.

Okay, so why fusion? You may have heard this from other speakers, but from my perspective, I like to say fusion has all the benefits of fission without the downside. So this is clean baseload energy, it is efficient, it’s very dense, scalable. The fuel is abundant with one caveat. I’ll come back to that. And the safety profile is significantly advantaged as compared to fission. And I say this as a fission operator. I believe there is a market for fission. However, the regulatory environment and safeguards that are necessary to support that market access are completely different in fusion, and that cracks the market open for fusion as compared to fission.

But where we are today in fusion is that we are shifting as an industry from fusion science to an energy solution. We have seen facilities achieve really incredible results, as have we, and now we’re facing forward looking at how do we make this a practical power plant. And as I mentioned before, the regulatory environment is supporting that value proposition and supporting that path to commercialization where in particular in the U.S., the NRC just last month published their proposed rulemaking and have taken a very risk-informed approach to regulating fusion that supports our timelines.

Now, before I get into the technology, I want to talk a little bit about cost because at General Fusion, from the beginning, when our founder, Michel Laberge, founded the company, the goal was not to do fusion science, it was to do fusion power, and to do it economically and cost competitively. So you need a practical technology, and it needs to be economical. And I'll talk through our technology, but at the core of our philosophy is using existing materials, existing technologies, existing balance of plant to keep the novelty factor as low as possible. And because we're doing that way, we can estimate our levelized cost of electricity today at between $64 and $73 per megawatt-hour on an nth-of-a-kind basis, which we believe will support and enable the broad deployment of fusion power once we complete our commercialization plan.

Okay. Everyone take a deep breath, I'm going to give a little fusion lesson. You may have gotten it from others, but I want to create a common framework of language to help you understand our technology and how it is differentiated from others out there. So at the very basic level, I'm sure you all know this, fusion is a process where two atoms are forced by their environment to combine. And through that combination to release massive amounts of energy in the form of neutrons, and as a byproduct, release helium, like we use in party balloons. I'm going to interrupt my fusion lesson to give a fission lesson really quickly, and heaven help me I don't mix up those two words.

To put that in context with fission, as you all know, fission is also an atomic energy process, but the mechanism is the opposite. So instead of combining those two atoms, we are taking one atom, hitting it with a neutron, splitting it, and then releasing massive amounts of energy in the form of neutrons and as byproducts, radioactive isotopes. Then the neutrons produced from fission go on to make the next reaction, the next reaction, the next reaction. Chain reaction.

Okay. Back to fusion. We're creating an environment where we force those two atoms to combine. To do that, we have to recreate what you see happening in the sun and the stars every day. So you look outside right now, we're seeing the results of fusion. That means recreating on Earth the environment of the sun. And there are really only three levers we can work with to create that environment. So if you're looking at the something like 60 fusion companies in the industry today and saying, this is a lot, this is confusing, it is really hard to differentiate between these technologies, when you get down to it, everyone in the industry is pursuing some variation on the theme of how they manipulate that environment. The three levers we can use to manipulate that environment are temperature, density, and what we call energy confinement time. That's how long the plasma, which is just a special hot cloud of ionized gas, how long that plasma holds its energy. Okay, so that's what we have to work with temperature, density, energy confinement time.

Okay. So, that's what we need to do to make fusion science happen. But to make a power plant happen from fusion, we have to do all of that, plus we have to do it in a way that can capture the energy from the fusion and put it to work. So fusion science institutions, academia, government facilities, they have been focused on the first two steps, create that plasma, that cloud of ionized gas, put it in that environment, for decades. And they have successfully shown that fusion science works. Where General Fusion is differentiated is in using a technology, Magnetized Target Fusion, that can create the same environment but in a way that can practically capture the energy and put it to work to make electricity.

So I want to take this concept one level deeper, and then I'll really get into the technology. So again, those three levers. Academia and government facilities have been really successful from a fusion science perspective by operating at the extremes of one of those levers. Either, really extreme energy confinement time, make that plasma last a really long time. To do that, you need really strong magnetic fields. To do that, you need really strong superconducting magnets. These are the tokamaks and stellarators of the world. Great for science, not great for a power plant.

On the other end of the spectrum, you have what I call the laser guys, the inertial confinement fusion. They're pulling really hard on that density lever. Take a little fusion, a little plasma, doesn't have to last long, crush it with a huge football field worth of lasers, get to really extreme density, make fusion happen. Also really successful from a science perspective, not practical for a power plant.

So, at General Fusion, we are operating [in] what we call a sweet spot of those parameters, moderate energy confinement time, moderate density. And we take the combination of those factors to get to the same fusion environment, but in a more practical way, with no superconducting magnets, no lasers, existing materials to ultimately be a power plant, not a research machine. Okay, so how does it work? And I'm going to walk through this and then I'll show you an animation that will hopefully help you put it all together.

So we call this the diesel engine of fusion. We are essentially combining fuel injection and compression, but in a fusion environment. So first, we've got to form our compression chamber. And we do that by taking a vessel full of liquid metal, liquid lithium, spinning it, forming a liquid metal wall. That is our compression chamber. Then top of the machine, we form our fuel, our plasma, and we inject that plasma fuel into that compression chamber, that liquid metal wall. Then we use an array of pistons, not lasers, pistons, to compress that liquid metal wall, reshape it to completely encase the plasma in a hollow sphere of liquid metal, squeeze it, increase the density, create that fusion environment. The fusion happens, the neutrons, which are the energy, move outward into the liquid metal. The whole thing resets and repeats just like a diesel engine.

All right, so let me help you visualize that. Hopefully, this will work. Okay, this will give you a sense of scale for a 150-megawatt electric plant, very dense energy. You can see the rotating vessel full of pistons. Then [we] have compressed gas drivers that push on those pistons. Inside, you can see the liquid metal spinning, forms a wall. The blue represents the plasma, which is injected inside that liquid metal wall. The compressed gas fires, compresses the liquid metal wall to completely encase the plasma. Fusion happens. Fusion happens, and the whole thing resets once per second.

So, you can see compress to fusion, compress to fusion, compress to fusion, over and over and over again, just like a diesel machine. Then what's happening here is that the liquid metal is being heated up by the energy from the fusion neutrons, and we're running continuously while this pulsed process is going on a loop of that liquid metal to a heat exchange system, produce steam, turn a turbine, make electricity in a very traditional way.

All right, so why do it this way? So I said, at the beginning of my presentation that I'm a fission geek, former fusion skeptic, and that General Fusion convinced me. And this is really why. So the way I saw it my whole career is that there are four major barriers to commercializing fusion. This is not just me. So the neutrons from fusion, which are much higher energy than those from fission, destroy and degrade the machine in a matter of months. That is impractical for a utility customer.

The second is that the fuel we’re using, deuterium and tritium, deuterium comes from seawater. That’s easy. But tritium, we’ve got to breed it. And those traditional approaches don’t have an effective way to produce more energy than they consume on a self-sufficient basis. We’ve also got to find a way to capture the energy and put it to work, otherwise we are all wasting our time. And those traditional approaches don’t have an effective way to do so.

And then finally, superconducting magnets and lasers and rebuilding machines or inventing new materials to withstand neutron damage we believe all leads to insurmountable costs for fusion power.

So General Fusion’s technology is designed from the ground up to solve all of these challenges. And the liquid metal wall I talked about that compresses and completely encases the plasma and encases the fusion is the secret sauce to solving it all. So the liquid metal wall, first, because it completely surrounds the fusion in a way that no other technology out there does. We call it 4π coverage. We can capture 99% plus of the neutrons from the fusion, so they never reach the outer solid wall. That means we can build our machine with existing stainless steel alloys, and it’ll last the 40 plus year lifetime of the plant. This is validated and supported by analysis done by the UK Atomic Energy Authority that’s available publicly that you can see.

Also, the liquid metal wall, because again, it’s capturing all of those neutrons, the neutrons interact with the lithium, produce tritium. We estimate a breeding ratio of 1.5, which means we can produce 50% more fuel than we consume on a continuous basis. It kind of boggles the mind. That means one plant can be self-sufficient from a fuel cycle perspective, producing fuel more fuel than it needs as it operates and provides startup fuel for a broad fleet of General Fusion power plants. We’re not aware of anyone else in the industry who can support this kind of breeding ratio.

Then, again, capturing all the neutrons means we’re capturing all that energy. We can effectively and efficiently send that energy to a heat exchanger, produce steam, turn a turbine in a very practical way. And then finally, as I mentioned, our LCOE we expect to be very competitive, because we are not using superconducting magnets, lasers, new materials or really anything novel in the balance of plant, all adds up to, we believe, economical and cost-competitive power.

And this is what it looks like in a power plant. So we’re very focused on the fusion island, but in the balance of plant and the conventional island, very recognizable for our utility customers. So we have the opportunity to repower coal plants or even fission plants, reusing some of that infrastructure.

Okay, so you may be asking yourself and I’m looking at my clock, George, I’m talking fast. You may be asking yourself, okay, what have you actually done? And what do you need to do to get there? So I showed you all the bubbles with all the machines we’ve built over the years. What it boils down to is, we have demonstrated that magnetized target fusion works at small scale. We can compress a plasma with a metal wall and see the neutron yield go up and to the right the way we would expect. We can achieve a stable fusion process. So that’s big check the box number one.

Then we focused on scaling up at the system level. So remember diesel engine, fuel injection system, compression system. So our fuel is the plasma. We’ve demonstrated at large scale, 50% commercial scale, that we can form plasmas with the right characteristics for our approach, the right temperature, density, energy confinement time. And we've demonstrated or answered the question, well, can you do this slightly kooky thing of spinning a vessel full of liquid and using pistons to reshape this wall and do it smoothly and symmetrically? And the answer is yes. We've demonstrated that we can. All of these results are peer-reviewed, published results, and this is what makes us one of only four fusion companies in the world with meaningful fusion results achieved with real machines.

Okay, so we're taking everything we've learned, and we have put it together into our current demonstration program. This is LM26. It is currently up and operating today in our facility in Vancouver. Please come and see it. This machine is designed to compress plasmas with a lithium wall at 50% commercial scale by plasma diameter. And we're aiming for some really transformative milestones between now and 2028 that we think will change the path of commercial fusion from here on out. So 1 keV, 10 million degrees Celsius, then 10 keV, that's 100 million degrees Celsius, the temperature we have to get to for sustainable fusion, and then ultimately, we aim to be the first company in the world to achieve the Lawson criterion, which is the combination of those three factors: temperature, density, energy confinement time, where you can get more energy out than in of the plasma.

Only one facility in the world has achieved the Lawson criterion. That's a government facility called the National Ignition Facility in California. We aim to be the first company to do it, and we think the only one doing it in this practical way. Okay. So how do we get from there to a power plant? So we think about this in a three-pronged approach. And again, we are very focused on step-by-step reducing risk and advancing the technology in a way that's understandable to investors. So we think the Lawson program ultimately positions us to have that first-of-a-kind plant operating in the mid-2030s, around 2035.

As we make progress with this program, we expect to move into what we call our Commercial Systems Demonstration Program. This is a program that is focused on the technology engineering of commercial systems that wrap around the fusion itself. These are things like seals and valves and heat exchange systems and pulsed power systems. When we complete that program, then we can wrap those demonstrations around the science, complete the final design of a first-of-a-kind plant to ultimately have it operating in the mid-2030s.

Now when we talk about our recent transaction that we're working to close with Spring Valley in our go-public, the Lawson program is, we expect fully funded by committed PIPE capital for the transaction. This was very important to us as we entered the public markets that we are not reliant on the trust capital in the SPAC to achieve meaningful value-creating milestones in the near term. The Lawson program is funded by our current cash on hand and committed PIPE capital that comes with the transaction.

Okay. Just a couple more charts, I promise. So we're not doing this alone. We have a whole bunch of partners. I won't go through all of them, but on the technology side, commercialization side, and also 13 potential end users that we're working with as part of our Market Development Advisory Committee who've signed agreements with us to engage with us on our technology development and our commercialization. This is really important to us because these are ultimately the folks who want to finance, license, construct, own, operate, maintain these plants. And so it's really a valuable engagement for us. Perhaps most importantly, we're now in discussions with a subset of this group regarding the siting of that first-of-a-kind plant we're aiming for operating in the mid-2030s.

All right. I'll end with the transaction and then hopefully take some questions. So as we said, we're aiming to complete this transaction mid this year. The valuation for the combination is – excuse me, pro forma equity value of about $1 billion. We believe this valuation is quite modest in the context of some of our peers and appropriately valued to create room in the market for those milestones I talked about to create value in the near term. I will also say that the decision to take this route to the public markets was supported by a number of factors.

The first: that we have our large-scale demonstration machine already up and operating and poised to achieve meaningful milestones; that the transaction came with committed capital, separate from the trust, to support achieving those milestones; and that it came with a partner like Spring Valley, who is quite experienced in bringing first-mover deep tech companies, like General Fusion, to market. So we're very excited about this opportunity. Now I will stop.

George Gianarikas 25:36: Thank you, Megan.

Megan Wilson 25:38: Thanks.

George Gianarikas 25:41: Any questions from the audience? Time for maybe one or two. I will then ask them.

Megan Wilson 25:50 I’ve answered it all. Great.

Audience Member 25:54: Yes. I was curious to hear, what is the highest energy you've achieved in your machines to date? And then how many orders of magnitude is it to get to achieving the Lawson criteria?

Megan Wilson 26:06: Yes. It's a great question, and there's – it feels like there should be, but there's actually not a straight answer to give you a number. So when we talk about our path to the Lawson criterion, again, going back to those three factors, I'm always going to go back to them, temperature, density, energy confinement time.

Where we are today on that path, and there's a great chart out there. We can probably get you the source. But there's a great chart out there put out by some folks from DOE and ARPA-E that shows where all the fusion machines in the world are on their path to Lawson. And if you take out all the government facilities, there's only four companies on there, right? General Fusion and three others. And it's taking the combination of those three factors.

Our prior results that have been published where we got a stable fusion process demonstrated that we can maintain that process and that we have the starting temperature, the starting density, and the starting energy confinement time to achieve the milestones that we're aiming for. The way we think about this, and a lot in the industry – a lot in the industry think about, is that there are known scaling laws from smaller scale results to large-scale results.

And they are well accepted. Fusion gets easier the bigger you get. So we have a great deal of confidence in achieving those milestones with the pre-compression and post-compression results we got at smaller scale. We scaled up the plasma. So we know we have the right starting characteristics for the milestones we're aiming for at large scale as well. Its the combination of the factors, we're breaking it down by temperature first, so the 10 million degrees and 100 million degrees.

If you look at our prior results, we were around, 0.6, if I'm thinking to [the] paper, 0.6 keV in our prior small-scale results. So the first milestone we're aiming for is going from 0.6 to 1. But it's significantly larger scale. And like I said, fusion gets easier the larger you get. So the starting density is already there, but you're right, there are – it's a multiplier effect. We've got to get larger and we've got to demonstrate progress along all three of those.

I'd say we're right in the middle of the pack with the others who have published results in terms of where we are in the Lawson criterion. And this machine is designed to de-risk the path from there to the Lawson criterion. I also want to be clear that this machine we've built in Vancouver; it's not producing power. It's not designed to produce power. It is designed to de-risk the fusion science at large scale of Magnetized Target Fusion and demonstrate all three of those factors.

I didn't quite answer your question, but hopefully I got close.

Audience Member 29:03: Very good.

Megan Wilson 29:04: Okay. Great.

George Gianarikas 29:06: Thank you, Megan. Appreciate it.

[Further Q&A session ensued following the presentation]

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Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.